AMENDMENT TO SUB-ADVISORY AGREEMENT


      This is an Amendment to the Sub-Advisory Agreement made and entered into between INVESCO Funds Group, Inc., a Delaware corporation ("INVESCO") and INVESCO Capital Management, a Georgia corporation (the "Sub-Adviser"), as of the 28th day of February, 1997 (the "Agreement").

      WHEREAS, INVESCO and the Sub-Adviser are affiliated companies; and

      WHEREAS, INVESCO desires to add additional breakpoints to the existing advisory fee that it pays to the Sub-Adviser for the management of INVESCO VIF-Total Return Fund (the "Fund"), a series of INVESCO Variable Investment Funds, Inc.;

      NOW, THEREFORE, in consideration of the premises and mutual covenants contained in the Agreement, it is agreed that the provisions of Article III of the Agreement entitled "Compensation of the Sub-Adviser" are hereby amended to read as follows:

            For the services rendered, facilities furnished, and expenses assumed by the Sub-Adviser, INVESCO shall pay to the Sub-Adviser an annual fee, computed daily and paid as of the last day of each month, using for each daily calculation the most recently determined net asset value of the Fund, as determined by a valuation made in accordance with the Fund's procedures for calculating its net asset value as described in the Fund's Prospectus and/or Statement of Additional Information. The advisory fee to the Sub-Adviser shall be computed at the annual rate of 0.30% of the Fund's average net assets on the first $500 million, 0.26% of the Fund's average net assets on the next $500 million, 0.22% of the Fund's average net assets from $1 billion, 0.18% of the Fund's average net assets from $2 billion, 0.16% of the Fund's average net assets from $4 billion, 0.15% of the Fund's average net assets from $6 billion, and 0.14% of the Fund's average net assets over $8 billion. During any period when the determination of the Fund's net asset value is suspended by the Directors of the Company, the net asset value of a share of the Fund as of the last business day prior to such suspension shall, for the purpose of this
      Article III, be deemed to be the net asset value at the close of each succeeding business day until it is again determined. However, no such fee shall be paid to the Sub-Adviser with respect to any assets of the Fund, which may be invested in any other investment company for which the Sub-Adviser serves as investment adviser or sub-adviser. The fee provided for hereunder shall be prorated in any month in which this Agreement is not in effect for the entire month. The Sub-Adviser shall be entitled to receive fees hereunder only for such periods as the INVESCO Investment Advisory Agreement remains in effect.

   IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the 13th day of May, 1999.

                                     INVESCO FUNDS GROUP, INC.


                                     By: /s/ Mark H. Williamson
                                         --------------------------------------
                                         Mark H. Williamson
                                         President
ATTEST:

/s/ Glen A. Payne
--------------------------------
Glen A. Payne
Secretary
                                     INVESCO CAPITAL MANAGEMENT


                                     By: /s/ Terrence Miller
                                         --------------------------------------
                                         President
ATTEST:

/s/ Julie A. Skaggs
--------------------------------
Secretary